Exhibit I

to

Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E) – Ameriprise Financial Services, LLC is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.